   [AirGate PCS Logo]

                                               Filed by AirGate PCS, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No: 333-47682; 333-47688

Contact: Alan B. Catherall
         Chief Financial Officer
         404-525-7272

             AIRGATE PCS, INC. ANNOUNCES OUTSTANDING FOURTH QUARTER
                        AND FISCAL YEAR-END 2001 RESULTS
                      ------------------------------------
    COMPANY AGAIN EXCEEDS EXPECTATIONS WITH RECORD 55,600 NET NEW SUBSCRIBERS

ATLANTA (November 13, 2001) - AirGate PCS, Inc., (Nasdaq/NM: PCSA), a Sprint PCS Network Partner, today announced financial and operating results for the fourth fiscal quarter and year ended September 30, 2001. The quarter was highlighted by exceptionally strong subscriber growth as AirGate added over 55,600 new subscribers, reaching over 235,000 subscribers at the end of fiscal 2001.

Net revenues for the fourth fiscal quarter ended September 30, 2001, totaled $62.3 million, a 25% sequential improvement over $49.7 million for the third fiscal quarter. EBITDA (earnings before interest, taxes, depreciation and amortization), excluding non-cash stock option compensation expense, was ($9.9) million for the fourth quarter of fiscal 2001, compared with ($18.1) million for the same period a year ago. EBITDA, before customer acquisition costs and non-cash stock option expense (pre-marketing EBITDA), was a positive $15.0 million for the quarter ended September 30, 2001, compared with a positive $10.4 million for the quarter ended June 30, 2001, and a pre-marketing EBITDA loss of ($1.7) million for the fourth fiscal quarter of the prior year. The Company reported a net loss of ($25.0) million, or ($1.88) per share, for the three months ended September 30, 2001, compared with a net loss of ($29.2) million, or ($2.30) per share in the prior year period.

For the fiscal year ended September 30, 2001, the Company reported net revenues of $172.1 million. EBITDA, excluding non-cash stock option compensation expense, was ($52.2) million for fiscal 2001, compared with ($50.8) million a year ago. AirGate PCS reported a net loss of ($111.0) million, or ($8.48) per share, in the fiscal year ended September 30, 2001, compared with a net loss of ($81.3) million, or ($6.60) per share, for fiscal 2000.

"We are very pleased to report another outstanding quarter for AirGate PCS, capping off an extraordinary year of unprecedented growth and progress," said Thomas M. Dougherty, president and chief executive officer of AirGate PCS. "By every measure, we delivered solid financial and operating results and consistently exceeded expectations. As a result of a focused execution of our marketing strategy, combined with the power of the Sprint PCS brand, we continued to gain market share in our territory as evidenced by our exceptional subscriber growth. We are excited about the momentum we are building in the marketplace and believe we are well positioned for continued growth as we enter our next fiscal year."

As previously announced on August 28, 2001, AirGate PCS has signed a definitive agreement to merge with iPCS, Inc., a Sprint PCS Network Partner providing Sprint PCS wireless personal communication services in the mid-western United States. iPCS has the exclusive right to provide mobile wireless personal communication network services under the Sprint PCS brand to a total population of more than 7.4 million in 37 markets located in Illinois, Michigan, Iowa and eastern Nebraska. AirGate and iPCS will combine in a tax-free, stock for stock transaction for 13.5 million shares of AirGate common stock, which includes 1.1 million shares reserved forissuance upon the exercise of outstanding iPCS options and warrants. As a result of the merger, iPCS will become a wholly owned subsidiary of AirGate.
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AirGate PCS Announces Fiscal 2001 Results
Page 2
November 13, 2001

Completion of the merger is subject to shareholder approval by both companies, and customary regulatory and closing conditions. A special meeting of AirGate shareholders has been set for November 27, 2001 and the transaction is expected to close by the end of the month.

"We look forward to the completion of our proposed merger with iPCS," continued Dougherty. "This transaction brings together two of the leading Sprint PCS Network Partners, both of which enjoy favorable market demographics for wireless service and a track record of superior subscriber growth. We are excited about the opportunity to leverage the expertise of both companies to more effectively penetrate our combined territories. Together, with our attractive markets, greater scale and operating efficiencies, and additional financial flexibility, we believe we will enjoy continued success as the largest Sprint PCS Network Partner based on covered POPs. We are excited about the many opportunities before us and clearly believe this strategic combination will result in greater value for our shareholders."

Additional financial and operating highlights for the fourth quarter of fiscal 2001 include the following:

 .    AirGate added 55,622 net new customers in its seventh quarter of commercial
     PCS operations, net of an adjustment for subscribers not expected to pay their initial PCS bill. As a result, the Company had a total of 235,025 subscribers as of September 30, 2001, which translates into a covered POP penetration rate of 3.9%.

 .    Average revenue per subscriber (ARPU), gross of bad debt and excluding roaming, was $62 for the quarter, compared with $63 for the previous quarter.

 .    Total roaming revenue was $19.8 million for the fourth fiscal quarter of
     2001, compared with $17.1 million for the previous quarter. Roaming expense was $13.4 million for the quarter, compared with $11.0 million for the previous quarter. Thus, net roaming margin increased to $6.4 million in the fourth fiscal quarter compared to $6.1 million in the third fiscal quarter.

 .    Churn, net of 30-day returns, was 2.8% in the fiscal fourth quarter, consistent with 2.8% in the prior quarter.

 .    Capital expenditures were $15.3 million, reflecting additional cell site and switch expansion expenditures.

The Company also indicated that, based on current preliminary information and internal projections, it is providing guidance for the first fiscal quarter ending December 31, 2001, for stand-alone AirGate PCS as follows:

 .    Net subscriber additions ("net adds") are expected to be 60,000 to 65,000.

 .    ARPU, gross of bad debt, is expected to be $59 to $61, reflecting seasonality.

 .    Roaming revenue is forecasted to be $14 million to $16 million. Conversely, roaming expense is expected to be $12 million to $14 million, given our strong projected subscriber growth.

 .    Capital expenditures will be approximately $9 million to $10 million.

 .    EBITDA losses, excluding non-cash stock option compensation expense, are expected to be $13 million to $15 million.

                                     -MORE-

AirGate PCS Announces Fiscal 2001 Results
Page 3
November 13, 2001

AirGate PCS will hold a conference call to discuss this press release tomorrow, November 14, 2001 at 11:00 a.m. ET. A live broadcast of the conference call will be available online at www.airgatepcsa.com or www.streetevents.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call through the close of business on December 14, 2001.

iPCS will hold a conference call to discuss its third quarter 2001 results tomorrow, November 14, 2001 at 10:00 a.m. ET. A live broadcast of the conference call will be available online at www.companyboardroom.com. To listen to the live call, please go to the web site at least fifteen minutes early. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

About AirGate PCS
AirGate PCS, Inc. is the exclusive manager and operator of Sprint PCS products and services throughout most of the state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. With a territory that includes more than 7.1 million POPs covering 62,000 contiguous square miles, AirGate PCS is one of the largest Sprint PCS affiliates based on the size of the population in its territory. As a Sprint PCS affiliate, AirGate PCS built its own PCS network to exclusively provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in its territory.

About Sprint
Sprint is a global communications company serving 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $23 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scalable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to the vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities.

For more information, visit the Sprint PCS web site at http://www.sprintpcs.com.

                                     -MORE-

AirGate PCS Announces Fiscal 2001 Results
Page 4
November 13, 2001

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Certain statements contained in this news release, such as statements concerning AirGate PCS' or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance, and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses; the competitiveness and impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the potential need for additional capital, anticipated future losses, the significant level of indebtedness of the combined companies and the volatility of AirGate PCS' stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this news release, please refer to AirGate PCS' and iPCS' filings with the Securities and Exchange Commission ("SEC"), especially in the "investment considerations" section of AirGate PCS' Form 10-K for the fiscal year ended September 30, 2000, AirGate PCS' Form 10-Q for the fiscal quarter ended June 30, 2001, iPCS' Form 10-K for the fiscal year ended December 31, 2000, iPCS Form 10-Q for the fiscal quarter ended June 30, 2001, and in subsequent filings with SEC. In addition, EBITDA is a financial measure used in the financial community. It is not, however, a measure of financial performance under generally accepted accounting principles in the United States.

Additional Information
In connection with the proposed merger, AirGate PCS, Inc. has filed a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. The proxy statement/prospectus has been filed with the SEC by AirGate PCS, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about AirGate PCS, Inc. and iPCS, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Sharon Kushner, AirGate PCS, Inc., 233 Peachtree St. NE, Harris Tower Suite 1700, Atlanta, Georgia 30303, Phone: 404 525-7272, Fax: 404 525-7922.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy shares of AirGate which may be issued in the proposed merger with iPCS nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Offers to sell securities of AirGate will be made only by means of a prospectus.

                                     -MORE-

AirGate PCS Announces Fiscal 2001 Results
Page 5
November 13, 2001

AirGate PCS, Inc. and Subsidiaries

                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
           (dollars in thousands, except share and per share amounts)

                                                         Three Months Ended                Fiscal Year Ended
                                                            September 30,                    September 30,
                                                   -------------------------------  -------------------------------
                                                        2001             2000           2001              2000
                                                   -------------     -------------  -------------    --------------
Revenues:
   Service revenue                                 $      39,057     $       7,090  $     105,976    $        9,746
   Roaming revenue                                        19,813             7,621         55,329            12,338
   Equipment revenue                                       3,382             1,940         10,782             2,981
                                                   -------------     -------------  -------------    --------------
                                                   $      62,252     $      16,651  $     172,087    $       25,065

Operating expenses:
   Cost of services and roaming                          (40,275)          (11,822)      (116,732)          (27,770)
   Cost of equipment                                      (5,810)           (3,711)       (20,218)           (5,685)
   Selling and marketing                                 (22,447)          (14,634)       (71,617)          (28,357)
   General and administrative expenses                    (3,593)           (4,553)       (15,742)          (14,078)
   Non-cash stock compensation expense                      (440)             (598)        (1,665)           (1,665)
   Depreciation and amortization                          (9,204)           (5,239)       (30,667)          (12,034)
                                                   -------------     -------------  -------------    --------------
     Operating expenses                                  (81,769)          (40,557)      (256,641)          (89,589)
                                                   -------------     -------------  -------------    --------------
     Operating loss                                      (19,517)          (23,906)       (84,554)          (64,524)
Interest income                                              113             1,238          2,463             9,321
Interest expense                                          (5,608)           (6,527)       (28,899)          (26,120)
                                                   -------------     -------------  -------------    --------------
     Net loss                                      $     (25,012)    $     (29,195) $    (110,990)   $      (81,323)
                                                   =============     =============  =============    ==============

Basic and diluted net loss per
   share of common stock                           $       (1.88)    $       (2.30) $       (8.48)   $        (6.60)
                                                   =============     =============  =============    ==============

Weighted average outstanding
   common shares                                      13,333,127        12,676,620     13,089,285        12,329,149
                                                   =============     =============  =============    ==============

Weighted average potentially dilutive common
   stock equivalents:
     Common stock options                                657,721           788,502        510,620           777,594
     Stock purchase warrants                              61,322           142,483         94,078           142,492
                                                   -------------     -------------  -------------    --------------

Weighted average outstanding
   shares including potentially
   dilutive common stock equivalents                  14,052,170        13,607,605     13,693,983        13,249,235
                                                   =============     =============  =============    ==============

                                     -MORE-

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AirGate PCS Announces Fiscal 2001 Results
Page 6
November 13, 2001



                       AirGate PCS, Inc. and Subsidiaries

                           Consolidated Balance Sheets
                                   (Unaudited)
                             (dollars in thousands)

                                                                             September 30,         September 30,
                                                                                  2001                  2000
                                                                           ------------------    ------------------
ASSETS
Current assets:
    Cash and cash equivalents                                              $           14,290    $           58,384
    Trade receivables, net                                                             23,798                 4,928
    Receivable from Sprint PCS                                                         10,200                 3,768
    Inventories, net                                                                    4,639                 2,902
    Prepaid expenses                                                                    3,428                 2,106
    Direct customer activation costs                                                    3,693                   627
    Other current assets                                                                1,291                 1,600
                                                                           ------------------    ------------------
       Total current assets                                                            61,339                74,315
                                                                           ------------------    ------------------

Property and equipment, net                                                           209,326               183,581
Financing costs                                                                         7,888                 9,098
Other assets                                                                            2,457                 1,954
                                                                           ------------------    ------------------
       Total assets                                                        $          281,010    $          268,948
                                                                           ==================    ==================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                       $           15,286    $           21,009
    Accrued expenses                                                                   13,840                 9,548
    Payable to Sprint PCS                                                              27,488                 5,292
    Deferred revenue                                                                   10,485                 1,828
                                                                           ------------------    ------------------
       Total current liabilities                                                       67,099                37,677
Deferred revenue                                                                          309                   671
Long-term debt                                                                        266,326               180,727
                                                                           ------------------    ------------------
       Total liabilities                                                              333,734               219,075
                                                                           ------------------    ------------------

Stockholders' (deficit) equity:
    Preferred stock, par value, $0.01 per share;
       5,000,000 shares authorized; no shares
       issued and outstanding                                                              --                    --
    Common stock, par value, $0.01 per share;
       150,000,000 shares authorized;
       13,364,980 and 12,816,783 shares issued
       and outstanding at September 30, 2001 and
       September 30, 2000, respectively                                                   134                   128
    Additional paid-in capital                                                        168,255               161,575
    Accumulated deficit                                                              (219,567)             (108,577)
    Unearned stock option compensation                                                 (1,546)               (3,253)
                                                                           ------------------    ------------------
       Total stockholders' equity (deficit)                                           (52,724)               49,873
       Commitments and contingencies                                                       --                    --
                                                                           ------------------    ------------------
       Total liabilities and stockholders' equity (deficit)                $          281,010    $          268,948
                                                                           ==================    ==================

                                     -END-